Exhibit 99.1

SRI / SURGICAL EXPRESS, INC.

CODE OF ETHICS GOVERNING

EXECUTIVE AND FINANCIAL MANAGEMENT

This Code states certain ethical responsibilities of the executive and financial management of SRI/Surgical Express, Inc., including its Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Corporate Controller, any Executive Vice President, and other executive and finance employees. The Code furthers SRI’s goal of promoting high professional conduct standards in its executive and financial management. These persons must abide by this Code, as well as all of SRI’s other business conduct standards and policies. Employee violations of this Code may result in disciplinary action by SRI, including employment termination.

Each employee covered by this Code will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in his or her personal and professional relationships.

•	Provide shareholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including in SRI’s filings with and other submissions to the United States Securities and Exchange Commission.

•	Comply with laws, rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or allowing his or her independent judgment to be subordinated to personal considerations.

•	Respect the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose the information.

•	Not use confidential information acquired during his or her work for personal advantage.

•	Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of SRI’s financial statements or accounting books and records.

You must promptly report suspected or known violations of this Code or other SRI policies or guidelines to your manager, the Chief Executive Officer, the Chief

Financial Officer, a Human Resources representative, or SRI’s Compliance Officer. If you have a concern regarding a questionable accounting or auditing matter and wish to submit the concern confidentially or anonymously, you may do so by contacting SRI’s Compliance Officer by e-mail or regular mail:

Joyce Moody

Director, Regulatory Affairs/Quality Assurance

12425 Race Track Road

Tampa, Florida 33626

(813) 891-9550, Ext. 3139 (direct phone)

jmoody@surgicalexpress.com (E-mail)

Procedures for these reports are outlined in SRI’s Compliance Policy Guide.

SRI will handle all inquiries discretely and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior or a compliance concern.

SRI intends for this Code of Professional Conduct to be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002, complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406.